Contact

www.linkedin.com/in/arikronish
(LinkedIn)

Top Skills

Siemens NX
SolidWorks
Adobe Photoshop

Certifications

ASE : A4 – Suspension and Steering, A5 – Brakes, A6 – Electrical/Electronic Systems

Ari Kronish

Chief Executive Officer & Founder at RINDEV
Englewood

Experience

RINDEV
Chief Executive Officer & Founder
January 2020 - Present (2 years 4 months)

Tackling 357 Million tons of carbon emissions each year by converting the recreational vehicle market to electric.

BOSS SNOWPLOW
Design Engineer
May 2019 - December 2019 (8 months)
Iron Mountain

Design snow removal equipment, including a new spinner for the tailgate salt spreader, and a new undercarriage for a UTV. Fabricated and tested prototypes for new product launches.

AKRO Snow Removal
President
November 2017 - November 2019 (2 years 1 month)
Houghton, MI

Snow plowing company to help the community

Michigan Technological University
Machinist
May 2018 - September 2018 (5 months)
Houghton, Michigan

Design parts on NX and Solidworks, and operate machines including manual and CNC lathes and mills.

Platinum Racing
Co-Founder/Race Car Design and Body Repair Manager
January 2014 - June 2018 (4 years 6 months)
Delray Beach, FL

Race car building, design and preparation, body damage repair; perform speedy pit stops during enduro races.

Techno Aide
Founder/Systems Administrator
December 2006 - August 2016 (9 years 9 months)
Boca Raton, FL

Technical support and repairs for Windows, Mac, and Linux operating
systems, hardware, and software.
Network administration and maintenance of servers in medical office.
Installation and upgraded computer network and servers in funeral home with
routine maintenance and management.

Precision Tune Auto Care
Automotive Technician
August 2015 - April 2016 (9 months)
Delray Beach, FL

Inspected, diagnosed, and repaired engines, suspension, steering, brakes, fuel
systems, cooling systems, & electrical systems.

Sears Auto
Service Advisor
May 2015 - August 2015 (4 months)
Boca Raton, FL

Scheduled appointments, processed repair orders, determined parts
compatibility, prepared estimates, provided
communication between technicians and customers.

Network Rescue
Computer/Network Administrator
April 2014 - March 2015 (1 year)
Boca Raton, FL

Installation and repair of commercial and residential computers and networks,
audio, visual and security systems.

Education

Michigan Technological University
Mechanical Engineering Technology, Mechanical Engineering
Technology · (2016 - 2020)

Lincoln College of Technology
Automotive Technology · (2015 - 2016)

University of Denver

Computer Science · (2013 - 2014)

North Broward Preparatory School

High School · (2009 - 2013)